TRANSCRIPT OF INVESTOR CONFERENCE CALL

MAY 16th, 2007

Norsat International Inc. | SYMBOL: NII (TSX)

110- 4020 Viking Way | Richmond | British Columbia | Canada | V6V 2N2.

tel : 604-821-2800 | fax: 604-821-2801 | www.norsat.com

Norsat International Inc.                      Transcript of Call

(Operator Instructions)

1.1

Introduction

Dr. Amiee Chan:

Good morning, and welcome to our first quarter earnings conference call for 2007. Thanks for joining us. I’m Dr. Amiee Chan. With me is Cathy Zhai, our Chief Financial Officer.

Before we get started, let me remind you that our earnings release and financial statements are on the website at www.norsat.com. This call will also be archived and will be accessible through our web site. If you would like to listen to a replay, you will be able do so from our website next week.

I would also like to draw your attention to our Safe Harbour statement. Information in this presentation contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Discussion of factors that may affect future results is contained in Norsat's filings with SEDAR, which are available on our website.

1.2

Background

I see that there are quite a few new callers here and so it’s probably appropriate to provide some background on our business before we begin.

Norsat is a Vancouver based company which has been around for 30 years this year. We design, develop and market satellite ground equipment which enables high speed transmission of data, audio and video over commercial and military satellites.  Our equipment is located on earth and thus falls under the broad category of “satellite ground equipment”. We concentrate on ground equipment that is central to the transmission and reception of content for commercial and military applications, as opposed to consumer applications such as direct-to-home broadcasting.

From a market perspective, the satellite industry is witnessing a broad-based recovery across all sectors of the market including the commercial and military markets. Satellites are proving to be particularly attractive to user communities who are on the move and need access to greater bandwidth. Our products operate on widely deployed commercial Ku-band satellites. Some of our products operate on other commercial and military satellites as well.

There is a lot more background in our MD&A which you can access from our web site.

Let’s review the first quarter beginning with outcomes. This was a pivotal quarter in many respects. We were profitable in the first quarter – a quarter which tends to be seasonally slow. This is now our second consecutive quarter of net profit.

Sales for the quarter were strong at $4.4 million. By way of comparison, for each of the last two years, first quarter sales have been weaker – $2.9 million in 2006 and $2.5 million in 2005

On a business unit level, the microwave business enjoyed strong gains on the back of custom projects and was helped by the momentum provided by some new products. The satellite systems side benefited from a healthy backlog.

Norsat International Inc.                      Transcript of Call

On the last call, I had pointed out that the first quarter was going to be a bell weather quarter. It would be a real test for our new financial model. Here’s why: in each of the last two years, the satellite systems business unit has been a weak contributor with sales usually coming in at $1m or less in each of 2005 and 2006. Weaker satellite sales in the first quarter has historically, had the domino effect of slowing inventory turns and squeezing liquidity. Unlike previous years, we are off to a stronger start.

Also, put to the test was our new cost structure. Our operating expenses were well below $1.8 million and very much under control thanks to the rationalization efforts launched in September of last year, and our new emphasis on partnering. Without getting into details, you should expect to hear about more product releases this year than you have in each of the previous two years. Operating expenses are close to half of what they were in the first quarter of 2006. Without partnering, these results would not have been conceivable.

Moving on to liquidity now: It truly is incredible what has been achieved on this front. At the end of the third quarter, the company’s debt obligations outstripped our ability to meet them. We have since been able to restore our finances – our working capital – through an improvement in sales, reduction in operating expenses and the proceeds of our employee share purchase plan. By the end of March, our positioned had strengthened to the point where we found ourselves announcing the pay down of our $2m convertible debt. $1 million of the retirement was financed through a short term facility arranged through shareholders. This $1m debt is our only short term debt remaining and we intend to pay this debt off by the end of this month.

Our sales are improving. Our operating expenses are substantially reduced. We are profitable. Our working capital is healthier.

1.2

Looking forward

Looking to the rest of the year, we are still expecting a 45% margin for the year and below the line operating expenses of $1.8 million. To the extent that we can maintain sales levels and gross margins above 45%, our breakeven point will remain at roughly $4.0 million per quarter.

To provide some context, over the past 12 quarters, the microwave business unit has consistently come in above $1.9 million. In the case of the first quarter, microwave came in at $2.6 million.

Naturally, we are pleased by the emerging pattern of profitable growth. However, I would caution against drawing hockey stick projections based on what you have just seen in the last two quarters. While our current pipeline is stronger, we remain challenged in our ability to forecast government-related sales of satellite systems: a significant contributor to the company’s bottom line. It is, as I said last quarter, still the most pronounced risk at this time.

We are expecting US government “end of year” spending to benefit us in the latter half of the year but it may come late in the third quarter. These sales may get pushed out to fourth quarter. We therefore, find ourselves ramping up our inventory in the third quarter in anticipation of these larger orders.

What we are also trying to do to mitigate this is to (i) have channel partners generate additional streams in others markets; (ii) add a recurring revenue stream through a range of services, (iii) broaden the company’s portfolio to include the sale of comprehensive solutions and (iv) naturally diversify the base of customers to include non-defense customers.

Norsat International Inc.                      Transcript of Call

1.3

CFO’s Review of the First Quarter

I’ll turn the call over to Cathy.

Cathy Zhai:

The company reported first quarter sales of $4.4 million, gross margins of 53%, and a net profit of half million, or 1 cent earning per share on a diluted basis. These results represent a substantial improvement over the same period last year. For the same period last year, Norsat reported sales of $2.9 million, gross margins of 39%, and a net loss of $1.8 million, or a loss per share of $0.04 on a diluted basis.

Both business units performed better than the same period last year. In the first quarter of 2007, the Satellite Systems business unit generated $1.7 million; and the Microwave Products business unit produced $2.7 million.  For the same period last year, sales of satellite systems and microwave products totaled $1.9 million and $1.0 million respectively.

Gross margins were also much improved at 53%, up from 39% for the same period last year.

Operating expenses were substantially lower than the same period last year as the company accelerated its outsourcing and development partnering initiatives. First quarter operating expenses were 43% lower at $1.6 million. Compared to the same period last year, sales, general and administrative expenses were 43% lower in the first quarter, at $1.3 million, product development expenses declined by 68% to $0.3 million and amortization expenses were 40% lower at $75,000.

By March 31, 2007, working capital had climbed to $3.3 million due to stronger sales, an employee share purchase plan and the retirement of convertible debt. This represents an improvement of $1 million over the closing balance at the end of the previous quarter.

As of March 31 2007, cash, accounts receivable and inventory balances were $0.6 million, $2.8 million and $3.5 million respectively.  Meanwhile, accounts payable and accrued liabilities dropped by $0.8 million over the quarter to $2.7 million.

We believe these are meaningful steps in the turnaround of our business. We have had two strong quarters in a row now. As far as our financial outlook goes, the pipeline is stronger and the operating expenses are at a very manageable level. However, as Amiee said, we are unable to forecast the timing of our satellite systems sales and it is unlikely that we will generate enough in services in the near term to even out the lumpiness of our government business.  In closing, I’d like to say that we are very encouraged by improvements in our operational metrics and continue to keep a keen eye on our bottom line.

With that, I will turn it back to Amiee so we can get to your questions.

Dr. Amiee Chan

Thanks, Cathy. Operator, we are now available to take questions.

Norsat International Inc.                      Transcript of Call

Operator:

This is the conference Operator.  At this time, I would like to remind everyone that you may ask a question or make a comment by pressing star followed by the number one on your telephone keypad.  Again, if you would like to ask a question please press star followed by the number one.  We will now pause for a moment to compile the Q&A roster.

Your first question comes from Puneet Malhotra from Dundee Securities.

Puneet Malhotra:

Hi Amiee, nice quarter.  Just have a couple of quick questions. Number one. Given that we’re already a month and a bit in to second quarter, what’s the pipeline looking like? and could you provide any guidance in terms of what your expecting in Q2?  Still looking to hit that formula in per quarter mark and break even point?

Dr. Amiee Chan:

Previously as before, we’re not prepared to provide guidance at this point; however, we are on track to meet our regular target which is $4 million.  We have a strong pipeline and we do have substantial backlog from last quarter that we’re actually fulfilling right now.

Puneet Malhotra:

Okay and the growth that you saw in this quarter especially in, I guess the satellite sector…year-on-year growth….how much of that could be attributed towards a better US government sector given the weakness in the first three quarters or Q1 of 2006, sorry?

Dr. Amiee Chan:

Well we believe that the government sector is still very strong.  We have Q1, Q2 and Q3 with orders from the US military.  Q3 is typically the year-end for the military, so we expect a strong Q3, but the orders may come in at the end of Q3, like I’ve mentioned.  So, these orders may get pushed out to Q4.

Puneet Malhotra:

Okay, that’s all I have at the moment.  Thanks.

Operator:

Your next question comes from Martin Saltzman from AFM Investments Inc.

Martin Saltzman:

Nice quarter, Amiee.

Dr. Amiee Chan:

Thank you.

Martin Saltzman:

I have a few questions, you know in the text of your release you say the prevailing geo-political uncertainty is naturally helping in providing new momentum.  Now, is there new momentum coming from other places than the US government?

Norsat International Inc.                      Transcript of Call

Dr. Amiee Chan:

Oh definitely.  We’re seeing a lot of opportunities in other militaries worldwide, as well as in the commercial sector.  We’re seeing our re-seller’s bringing opportunities in markets such as disaster recovery or business continuity.  We’re seeing a lot of opportunities from the UK in the broadcast market brought in by our SATCOM partner, SATCOM.  Also, …TC Communications …also [has] a lot of opportunities brought in by the …military, not to mention our long time partner AT&T, who’s got a lot of commercial opportunities bundling services, as well as hardware.

Martin Saltzman:

Obviously, the US is playing a major role but it’s certainly nice to see that we’re seeing expansion of opportunities in other areas of the world. Another question I have, and you know, your previous caller kind of intimated this looking forward.  Do you have any gross revenue goals for the year?  Or you can’t talk about; that’s too forward-looking?

Dr. Amiee Chan:

Yeah, we’re not prepared to give a gross revenue [per] quarter, or a gross revenue number for the year right now.  However, we expect to try to break even every quarter going forward; that is our goal.  And to do that, as I’ve mentioned previously in my model, we’re going to need at least 4 million in revenue a quarter.

Martin Saltzman:

Okay.  Well thank you for that. And if you could…expand - you or Cathy - just expand a bit about this gross margin improvement that you’ve been seeing?  How [about] a little more information - more detail - as to how you’re improving this?

Cathy Zhai:

Our gross margin for this quarter is 53% and compared to last year the same quarter, 39% is much more improvement.  However, because last year, [in] the fourth quarter, there was a large provision of inventory (inaudible) and adjustment in work in progress…the profit margin looked pretty low.  However, this year we are pretty on …level. We’re expecting …our gross margin, actually for microwave …[to be] pretty much on line, in line, with our expectations at 46% compared to 43% of last year.  Our satellite gross margin is high in the fourth quarter is mainly because we have a higher sales of satellite terminals which, you know; when you have a higher sales volume your gross margin looks better.  But our gross margin for a satellite usually is in 50% up to 60%.

Martin Saltzman:

Well, thank you for that.  This is a question I was hoping that maybe you can help me with Amiee. I’m interested now more in the public relations side of the coin and trying to achieve what one would believe is fair value for shareholders.  I obviously represent a lot of shareholders and I’m one myself.  What, from a public relations standpoint can we do here to get the investment

Norsat International Inc.                      Transcript of Call

community to recognize this company more?  I mean obviously, those that have lived through this as long as I have, we’ve seen $30 a share, I mean that was during an incredible period, internet bubble, et cetera, and obviously we’ve gone through a number of changes in management and I want to congratulate you and your team for doing a great job of righting this company.  But now that we’re there and we seem to be moving in the right direction, how do we try to enhance shareholder value from let’s say, a public relations standpoint, making people aware of this company?

Dr. Amiee Chan:

You hit it right on spot, Martin.  Our company has had quite a past and in the last few years there hasn’t been a lot of IR or PR work done.  Starting this year, we’ve been actually trying to engage more of the investment community.  Every quarter I’ve been trying to make a trip out to either Toronto or Montreal. We’re trying to talk to [the] investment communities.

Starting next quarter, or actually probably the end of this quarter, we’re going to try to engage an external IR firm to help us with some of the publicity to get our name really out there.  In the last six months, we’ve been able to get articles in newspapers as well as magazines.  We hope to continue this effort throughout the rest of this year.

Martin Saltzman:

All right, that’s all I have for now.  Thank you very much and great job, guys.

Dr. Amiee Chan:

Thank you.

Operator:

This is the conference Operator.  Again, if you would like to ask a question, please press star followed by the number one. Your question comes from Rob Pollard from Raymond James.

Rob Pollard:

Hi, Amiee.

Dr. Amiee Chan:

Hi, Robert.

Rob Pollard:

Can you comment on the convertible debt, how you’re doing with that?

Dr. Amiee Chan:

I’ll turn that over to Cathy.

Norsat International Inc.                      Transcript of Call

Cathy Zhai:

Okay.  For convertible debt, we paid off entire convertible debt for $2 million. And …[took on an] additional short term financing, $1 million. And we intend to pay off that $1 million by the end of this month.  And our current cash is at $1.4 million and we have our accounts receivable $2 million, so we have confidence we are able to meet the target.  But on a regular basis, the management is very proactive. We’re arranging the short term financing facility to, you know; meet our working capital requirement from day-to-day basis.

Rob Pollard:

So, towards the end of the month it should be gone though?

Dr. Amiee Chan:

That’s correct.

Rob:

Okay good.  Okay, thank you very much.

Operator:

At this time there are no more questions.  Please go ahead.

Dr. Amiee Chan:

Thank-you all for joining us on this call.  No more questions; we’ll conclude the call today.  Thank you.

Operator:

This concludes today’s Norsat International First Quarter Earnings conference call; you may now disconnect.